Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
011-27-11-343-2000

March 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Gus Rodriguez
Mr. Paul Cline

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for Fiscal Period Ended June 30, 2014
Filed August 28, 2014
File No. 000-31203

Ladies and Gentlemen:

We have received your letter dated March 4, 2015, relating to the above-referenced filing.

We are actively preparing responses to the comments set forth in your letter. We expect that this process will take more than the ten business days within which you have requested a response due to the need to discuss the issues with a number of persons internally, including our Audit Committee, and with our independent registered public accounting firm. We expect to file our responses on EDGAR no later than March 27, 2015.

Very truly yours,

Net 1 UEPS Technologies, Inc.

By:	/s/ Herman G. Kotze
Name:	Herman G. Kotze
Title:	Chief Financial Officer

cc: Marjorie Sybul Adams, Esq., DLA Piper LLP (US)